                                                                      EXHIBIT 12


                                         NEWS RELEASE

                                         CONTACTS:
                                         James E. Skinner
                                         Executive Vice President and CFO
                                         (972) 982-4000
FOR IMMEDIATE RELEASE
                                         Stacie Shirley
                                         Senior Director - Financial Initiatives
                                         (972) 982-5323


                   COMPUSA INC. REPORTS FINANCIAL RESULTS FOR
                       THE SECOND QUARTER OF FISCAL 2000



         DALLAS, FEBRUARY 1, 2000 -- COMPUSA INC. (NYSE: CPU), America's Largest Computer Superstore(R) retailer, today announced financial results for the second quarter ended December 25, 1999.

         Excluding the costs associated with the Company's information technology (IT) initiatives and other non-recurring and transition costs for the second quarters of fiscal 2000 and fiscal 1999 as described below, the Company reported net income of $2.8 million, or $0.03 per share, and $15.7 million, or $0.17 per share, for such fiscal quarters, respectively. The Company's net sales for the second quarter of fiscal 2000 decreased approximately 21% to $1.38 billion from $1.75 billion for the comparable period ended December 26, 1998, and comparable store sales for the Company's Retail business for the quarter decreased 1.8% for the 204 stores open one year or more.

         Excluding the costs associated with the Company's IT initiatives and other non-recurring and transition costs for the first six months of fiscal 2000 and fiscal 1999, the Company reported a net loss of approximately $1 million, or $0.01 per share, and net income of $23.5 million, or $0.25 per share, respectively. Net sales decreased approximately 13% to $2.73 billion from $3.13 billion for the first six months of fiscal 1999, and comparable store sales for the Company's Retail business decreased 1% for the 204 stores open one year or more.


                                    - more -

         The Company incurred certain non-recurring and transition costs in the first and second quarters of fiscal 2000 primarily related to a company-wide restructuring and the IT initiatives described below. The Company also incurred non-recurring costs in the second quarter of fiscal 1999 related to the Company's acquisition of Computer City. Including these charges, the Company reported a net loss of $2.0 million, or $0.02 per share, for the second quarter of fiscal 2000, compared with net income of $12.9 million, or $0.14 per share, for the second quarter of fiscal 1999. Including these charges, the Company reported a net loss of $14.9 million, or $0.16 per share, for the first six months of fiscal 2000, compared with net income of $19.1 million, or $0.21 per share, for the first six months of fiscal 1999.

         The following table summarizes the financial results for the second quarter of fiscal 2000 and fiscal 1999:

                                            --------------------------------     ---------------------------------
                                                 Thirteen weeks ended                  Thirteen weeks ended
                                                    December 25, 1999                     December 26, 1998
                                                 Pre-tax         After-tax            Pre-tax          After-tax
                                                 Income/          Income/             Income/           Income/
                                                 (Loss)           (Loss)              (Loss)            (Loss)
                                              (In thousands)    (Per Share)        (In thousands)     (Per Share)
                                            --------------------------------     ---------------------------------
CompUSA "Core" Operating Income                  $ 21,260       $ 0.14                 $25,129         $ 0.17
Non-Recurring/Transition Costs                     (6,258)       (0.04)                    -              -
Information Technology (IT) Initiatives            (1,477)       (0.01)                    -              -
Non-Recurring Computer City Costs                  -                -                   (4,587)         (0.03)
                                            ----------------- --------------     ------------------ --------------
                                                   13,525         0.09                  20,542           0.14

cozone.com inc.                                   (16,788)       (0.11)                    428           0.00
                                            ----------------- --------------     ------------------- -------------

                                                 $ (3,263)      $(0.02)                $20,970         $ 0.14
                                            ================= ==============     =================== =============


CompUSA "Core"

         CompUSA "Core" represents all CompUSA operations except the Company's Internet subsidiary, cozone.com inc. This includes Retail, Direct, Training, Technical Services, Call Center and CompUSA PC(TM) build-to-order businesses.

         The Company's "Core" operations experienced a sales decline of approximately 18% in the second quarter of fiscal 2000 compared with the same period a year ago, which was primarily due to a decrease in the Company's Direct sales business. Direct sales in the second quarter of fiscal 2000 decreased 59% to $218 million compared with the same period a year ago.


                                   -- more --

The decrease was primarily a result of reducing or eliminating sales to customers that did not meet certain profitability objectives and the consolidation of the Direct sales organization to a regional sales force with centralized sales support. Sales for the related Technical Services and Training businesses also declined as a result of these changes. Technical Services sales and Training sales decreased 15% to $30 million and 37% to $17 million, respectively, from the comparable period a year ago.

         Offsetting the impact of the sales decline was a significant increase in the Company's "Core" gross margin percentage achieved as a result of implementing its new operating strategy. The strategy included restructuring the Direct sales business as explained above, and increasing the retail product margins by reducing promotional efforts and emphasizing higher-margin product categories such as notebook computers, cameras, and video games. These changes contributed to the increase of gross margins for CompUSA "Core" operations to 16.3% for the second quarter of fiscal 2000, from 13.6% for the second quarter of fiscal 1999.

Non-Recurring / Transition Costs

         In connection with the implementation of the new operating strategy, the Company recorded approximately $6.3 million of non-recurring and transition costs in the second quarter of fiscal 2000. These costs were recorded primarily in operating expenses.

IT Initiatives

         The Company is implementing an IT strategy to establish a more efficient platform for its future operations. The strategy primarily includes the implementation of the SAP(TM) Retail(TM) Enterprise Resource Management program. The implementation of the strategy resulted in costs of approximately $1.5 million in the second quarter of fiscal 2000.

cozone.com

         In the second quarter of fiscal 2000, the Company launched its website, cozone.com. Sales for cozone.com's second quarter of fiscal 2000 were $7.5 million and gross margins were 8.6%. The sales results at cozone.com were below the Company's expectations and the Company is reevaluating the role of cozone.com in the Company's overall e-Commerce strategy.


                                    - more -

ABOUT COMPUSA INC.

         CompUSA Inc. (www.compusa.com) is one of the nation's leading retailers and resellers of personal computers and related products and services. The Company currently operates 217 CompUSA Computer Superstores in 84 major metropolitan markets across the United States that serve retail, corporate, government and education customers and include technical service departments. Many of these stores also include classroom training facilities. CompUSA also offers its own build-to-order personal computer series, the CompUSA PC.

FORWARD-LOOKING STATEMENTS

         This news release contains forward-looking statements about the business, financial condition, and prospects of the Company. The actual results of the Company could differ materially from those indicated by the forward-looking statements because of various risks and uncertainties, including without limitation changes in product demand, the availability of products, changes in competition, economic conditions, various inventory risks due to changes in market conditions and other risks indicated in the Company's Securities and Exchange Commission filings and reports. The Company's focus on its Internet business through its cozone.com subsidiary involves significant additional risks, including without limitation failure to achieve customer acceptance and potential significant capital investments that may be required to be made by the Company. Moreover, the Company's IT and other strategic initiatives involve significant additional risks that are difficult to quantify, and if the events constituting such risks occur, they could have material adverse consequences for the Company. Many of the foregoing risks and uncertainties are beyond the ability of the Company to control, and in many cases, the Company cannot predict the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. When used in this news release, the words "believes," "anticipates," "expects," "plans" and similar expressions as they relate to the Company or its management are intended to identify forward-looking statements.


                                    - more -

                                  COMPUSA INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)
                                  (unaudited)



                                               THIRTEEN WEEKS ENDED                 TWENTY-SIX WEEKS ENDED
                                          --------------------------------------------------------------------
                                          DECEMBER 25,       DECEMBER 26,       DECEMBER 25,      DECEMBER 26,
                                              1999               1998               1999              1998
                                          --------------------------------------------------------------------
Net sales .........................       $ 1,383,738        $ 1,753,776        $ 2,730,984        $ 3,129,215
Cost of sales and occupancy costs .         1,158,619          1,519,273          2,302,469          2,702,096
                                          --------------------------------------------------------------------
                Gross profit ......           225,119            234,503            428,515            427,119

Operating expenses ................           169,165            169,595            341,023            315,259
Pre-opening expenses ..............               915              2,095              2,594              3,461
General and administrative expenses            52,385             38,358             99,134             70,995
Restructuring charge ..............              (397)                --             (2,573)                --
                                          --------------------------------------------------------------------
          Operating income (loss) .             3,051             24,455            (11,663)            37,404
Other expense (income):
        Interest expense ..........             6,442              6,989             13,194             11,372
        Other income, net .........              (128)            (3,504)              (942)            (5,044)
                                          --------------------------------------------------------------------
                                                6,314              3,485             12,252              6,328
                                          --------------------------------------------------------------------
Income (loss) before income taxes .            (3,263)            20,970            (23,915)            31,076
Income tax expense (benefit) ......            (1,225)             8,101             (8,969)            11,975
                                          --------------------------------------------------------------------
           Net income (loss) ......       $    (2,038)       $    12,869        $   (14,946)       $    19,101
                                          ====================================================================
Basic earnings (loss) per share ...       $     (0.02)       $      0.14        $     (0.16)       $      0.21
Diluted earnings (loss) per share .       $     (0.02)       $      0.14        $     (0.16)       $      0.21
Weighted average common shares ....            92,694             91,408             92,697             91,325
                                          ====================================================================
Weighted average common shares
          assuming dilution .......            92,694             92,834             92,697             92,938
                                          ====================================================================


                                   -- more --

                                  COMPUSA INC.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                   (unaudited)


                                                             DECEMBER 25,        DECEMBER 26,
                                                                 1999               1998
                                                           ----------------      ------------
                                     ASSETS
Current assets:
         Cash and cash equivalents .................       $        204,914       $  402,899
         Accounts receivable, net ..................                143,036          254,988
         Merchandise inventories ...................                736,181          815,825
         Deferred income taxes .....................                 35,158           13,720
         Prepaid expenses and other ................                 12,214           22,225
                                                           ----------------       ----------
                  Total current assets .............              1,131,503        1,509,657
                                                           ----------------       ----------
Property and equipment, net ........................                286,607          232,860
Deferred income taxes ..............................                 30,299           23,622
Costs in excess of net assets of acquired businesses                100,801           91,390
Other assets .......................................                  8,917            5,990
                                                           ----------------       ----------
                                                           $      1,558,127       $1,863,519
                                                           ================       ==========


                                 LIABILITIES AND
                              STOCKHOLDERS' EQUITY
Current liabilities:
         Accounts payable ..........................       $        741,954       $  958,363
         Accrued liabilities .......................                195,490          196,702
         Deferred revenue ..........................                 21,814           21,430
                                                           ----------------       ----------
                  Total current liabilities ........                959,258        1,176,495
                                                           ----------------       ----------

Deferred revenue ...................................                 27,333           24,395
Long-term debt .....................................                236,000          246,633
Total stockholders' equity .........................                335,536          415,996
                                                           ----------------       ----------
                                                           $      1,558,127       $1,863,519
                                                           ================       ==========